UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-31588
CUSIP NUMBER 72303P107

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pineapple Energy Inc.
Full Name of Registrant

Former Name if Applicable

10900 Red Circle Drive
Address of Principal Executive Office (Street and Number)

Minnetonka, MN 55343
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pineapple Energy Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Annual Report”) within the prescribed time period without unreasonable effort and expense.

Due primarily to the Company’s acquisition of the SUNation businesses in November 2022 and the recent determination that the Company’s JDL Technologies, Inc. (“JDL”) and Ecessa Corporation (“Ecessa”) businesses have met the criteria to report those businesses as discontinued operations, the preparation and audit of the financial statements to be included in the Annual Report require additional time to complete. The Company is working diligently to complete such processes, but could not finalize such matters prior to the due date of the Annual Report.

The Company expects to file the Annual Report as soon as reasonably practicable, and at this time the Company anticipates that it will be able to do so within the extension period of fifteen calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric Ingvaldson	952	996-1674
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial statements for the fiscal year ended December 31, 2022 are anticipated to reflect significant changes in its results of operations as compared to the fiscal year ended December 31, 2021, due primarily to: (a) the merger of the Company (formerly known as Communications Systems, Inc.) with Pineapple Energy LLC on March 28, 2022; (b) the acquisition of Hawaii Energy Connection, LLC and E-Gear, LLC on March 28, 2022; (c) the acquisition of SUNation Solar Systems, Inc. and related businesses on November 9, 2022; and (d) the reporting of the operations of the JDL and Ecessa businesses as discontinued operations.

As reported in the Company’s press release issued on March 30, 2023 with select financial results for the fiscal year ended December 31, 2022, as well as comparative results for the fiscal year ended December 31, 2021, the Company’s total revenue for 2022 was $27.5 million, compared to $0.04 million for 2021, and its net loss for 2022 was $(10.4 million), or $(3.3 million) from continuing operations, compared to $(6.2 million) for 2021.

This filing contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the anticipated timing of the filing of the Company’s Annual Report and the results of operations. These statements are based upon the current beliefs, expectations, and assumptions of management and are subject to significant risks, uncertainties, and changes in circumstances that could cause actual outcomes and results to differ materially from the forward-looking statements. Further, the revenue and net loss amounts for 2022 are have not been audited and are subject to change in connection with the completion of the Company’s financial statements for the fiscal year ended December 31, 2022. The figures may differ materially from the actual results that will be reflected in the Company’s financial statements when they are completed and publicly disclosed. Accordingly, you should not place undue reliance on this information. Additional information and disclosures would be required for a more complete understanding of the Company’s financial position and results of operations for 2022.

Pineapple Energy Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	By:	/s/ Eric Ingvaldson
Eric Ingvaldson
Chief Financial Officer